Quantum Materials Corp.
12326 Scott Drive
Kingston, OK 73439

May 28, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Craig Arakawa

Re:	Quantum Materials Corp.
File No. 000-52956

 Dear Mr. Arakawa:

On behalf of Quantum Materials Corp. (the “Company”), we hereby notify you that we have filed an amended Form 8-K in order to address the comments provided by the staff on May 17, 2013.

 In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chris Benjamin
Chris Benjamin
Chief Financial Officer